UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HABERSHAM BANCORP
(Name of Issuer)

Common Stock
(Title of Class of Securities)

404459109
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  404459109

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Cyndae Arrendale Bussey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
	N/A	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER
NUMBER OF
SHARES		30,776
BENEFICIALLY
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH		485,000*

	7	SOLE DISPOSITIVE POWER

		30,776

	8	SHARED DISPOSITIVE POWER

		485,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

515,776*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.3%

12	TYPE OF REPORTING PERSON

IN

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Item 1(a).	Name of Issuer:

Habersham Bancorp

Item 1(b).	Address of Issuer's Principal Executive Offices:

P.O. Box 1980
Highway 441 North
Cornelia, Georgia  30531

Item 2(a).	Name of Person Filing:

Cyndae Arrendale Bussey

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O. Box 558
Baldwin, Georgia  30511

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:

404459109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item4.	Ownership:

(a)	Amount beneficially owned: 515,776*

(b)	Percent of class: 18.3%

(c)	Number of shares as to which such person has

(i)	sole power to vote or direct the vote: 30,776

(ii)	shared power to vote or direct the vote: 485,000*

(iii)	sole power to dispose or to direct the disposition of: 30,776

(iv)	shared power to dispose or direct the disposition of: 485,000*

 _____________________

*
Of the indicated shares, 400,000 are owned of record by the Arrendale Undiversified Family Limited Partnership and 85,000 are owned of record by the Thomas A. Arrendale, Jr. Family Limited Partnership.  As a general partner of each partnership, Ms. Bussey shares voting and dispositive power with respect to the shares held by each partnership with Thomas A. Arrendale III.

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Item5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of the Members of the Group:

Not Applicable

Item9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

Date: February 8, 2008

Signature:	/s/ Cyndae Arrendale Bussey*

Name: Cyndae Arrendale Bussey

*By:	/s/ Edward D. Ariail
Attorney-in-Fact

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